THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW

YORK (“USL”)

NON-ERISA LOAN ENDORSEMENT

I.	APPLICABILITY

This Endorsement applies only to loans granted or renewed after delivery of this Endorsement under USL annuity Contracts or Certificates sold under retirement plans not covered by the Employee Retirement Income Security Act of 1974, as amended (ERISA). This Endorsement is made a part of the Contract or Certificate to which it is attached and will not change any other provisions of the Contract or Certificate.

II.	DEFINITIONS

Adjusted Surrender Charge – the Reserved Surrender Charge, applied to the outstanding principal balance of a defaulted loan at the time of foreclosure.

Defaulted Loan Amount – the Loan Balance, plus the interest on any delinquent quarterly payments.

Employer – the employer who sponsors the Plan under which the Contract or Certificate is maintained.

Foreclosure Amount – the Defaulted Loan Amount, plus Adjusted Surrender Charge.

Loan Balance – the principal loan balance outstanding at any given time.

Loan Year – a one-year period beginning on the effective date of the loan and subsequent anniversaries.

Participant – the individual to whom a loan is made.

Plan – the employer-sponsored retirement plan or annuity purchase arrangement under which the Contract or Certificate was issued.

Qualified Plan – as used herein, employer-sponsored plans intended to meet the requirements of sections 401(a), 403(a) or 403(b) of the Internal Revenue Code of 1986 (“Code”), as amended, as well as any eligible governmental plan established under section 457(b) of the Code.

Reserved Surrender Charge – the Contract surrender charge that would apply as if the Loan Balance had been surrendered at the start of the loan term.

Security Reserve – the portion of cash value held in reserve as security for the loan, made up of the Loan Balance, the loan interest due with a quarterly loan payment, the Reserved Surrender Charge, if applicable, and all interest credited to the foregoing amounts.

III.	AMOUNT OF LOAN

The availability and amount of a loan are subject to any applicable restrictions in the Plan and federal tax law. Both fixed and variable investment options, if applicable, of the Accumulation Value will be considered for purposes of determining the amount that qualifies for a loan. However, only the nonforfeitable portion of a fixed investment option may be used as security for a loan. Such portion must equal or exceed the initial Security Reserve.

A loan, when added to the Participant’s existing indebtedness under the Plan or any other Qualified Plan sponsored

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by the Employer, cannot exceed the lesser of $50,000 or 50% of the present value of the Participant’s nonforfeitable accrued benefit under all such plans of the Employer. However, the $50,000 limit may be reduced by the excess, if any, of (a) the highest outstanding balance of loans from such plans during the one-year period ending on the day before the date on which the loan is made, over (b) the outstanding balance of loans from the plans on the date on which such loan was made. The 50% limit described above does not apply when the loan amount requested is $10,000 or less.

The minimum loan amount is $1000. We reserve the right to limit the number of loans permitted to be outstanding at any given time to four.

IV.	TERMS OF LOAN

USL may make loans to the Participant at any time before annuity payments begin. Loan interest will be charged at an annual effective rate of up to 3% above the minimum interest rate guaranteed in the Contract or Certificate provided the rate never exceeds 8%. The loan, plus interest, will be repaid in equal amortized quarterly payments determined at the time the loan is issued and due on the last day of each quarter of each Loan Year.

The loan must be repaid within ten years if used to buy the Participant’s principal residence. It must be repaid within five years if used for any other purpose. The loan may be repaid in full or in part before the Contract or Certificate is surrendered or annuity payments begin.

V.	SECURITY FOR LOAN

The Security Reserve as defined above provides the security for the loan. As the loan is repaid, there is a dollar for dollar release of value back to the Contract, on a quarterly basis. No withdrawals or transfers from the Security Reserve may be made until the loan is fully repaid or foreclosed upon.

VI.	EFFECTS OF LOAN BENEFITS

Until the loan is defaulted or repaid, the portion of the Security Reserve in the amount of the Loan Balance and accumulated loan interest thereon will earn the Contract’s or Certificate’s minimum guaranteed annual effective interest rate. An interest rate, as declared by USL will be credited on the portion of the Security Reserve in excess of the Loan Balance and loan interest thereon. This rate will not be less than the Contract’s or Certificate’s minimum guaranteed annual effective interest rate.

As the loan is repaid, there is a dollar for dollar release of value back to the Contract, on a quarterly basis. Upon annuitization, surrender or death, the annuity value, cash value or death benefit, as applicable, will be reduced by the Foreclosure Amount.

VII.	LOAN DEFAULT

If a loan payment is not made within 30 days after the due date, the loan is in default and the Defaulted Loan Amount will become due and payable to USL. The Defaulted Loan Amount will be treated as a distribution under federal tax law and will be reported on an applicable tax reporting form. Such a distribution before age 59 1⁄2 may result in a tax penalty. After default, the portion of the Security Reserve in an amount equal to the Loan Balance and loan interest will continue to earn interest at an annual effective rate equal to the minimum guaranteed interest rate under the Contract or Certificate until the loan is repaid or USL is permitted to foreclose on its Security Reserve to the extent of the Foreclosure Amount.

VIII.	LOAN FORECLOSURE

If the loan is not repaid, the Foreclosure Amount will be deducted from the Security Reserve and paid to USL. If any portion of the Security Reserve may not be withdrawn because of tax or Plan restrictions, foreclosure on the Security Reserve will not occur until such restrictions no longer apply. The Adjusted Surrender Charge, if applicable, will be calculated at foreclosure. Any Security Reserve in excess of the Foreclosure Amount will remain

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credited to the Contract or Certificate.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

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